EXHIBIT 99.6
Media Release

Rio Tinto QMM Launches the Construction of Its Renewable Energy Project

10 December 2021

FORT DAUPHIN, Madagascar--(BUSINESS WIRE)-- In accordance with the commitments made last July, Rio Tinto QIT Madagascar Minerals (QMM) and its partner Crossboundary Energy (CBE) today laid the foundation stone for the solar and wind power plant project that will supply the QMM ilmenite mine operations in Fort Dauphin, in southern Madagascar. The ceremony took place in the Ehoala Park area, in the presence of high dignitaries, including the Minister of Energy and Hydrocarbons, the Minister of Environment, the mayor of Fort-Dauphin and the Governor of the Anosy Region. The renewable energy project plays a key role in implementing QMM's 'sustainable mine' concept and enabling Rio Tinto operations in Madagascar to reach carbon neutrality by 2023.
The renewable energy plant will be built and operated by CBE, a recognized independent power producer, with whom QMM has signed a 20-year power purchase agreement. The first unit, an 8 MW solar energy facility, will be operational in 2022. The 12 MW wind power facility will be completed in 2023. The project also includes an 8.25 MW lithium-ion battery energy storage system. Around 18,000 solar panels and four wind turbines will enable QMM to meet all of its electricity needs during peak periods and up to 60% of its annual electricity consumption, as well as to reduce its annual carbon dioxide emissions by about 26,000 tonnes. In addition, the renewable power supply will reduce QMM's heavy fuel oil purchases by up to 8,500 tonnes per year. With this plant, QMM will also replace the majority of the electricity it currently supplies to the town of Fort-Dauphin and its 80,000 community members with clean energy.
"This project is a key component of our ‘sustainable mine’ initiative, which aims to leave a lasting legacy for present and future generations, built independently of our mining operations. We want to leave this legacy through permanent dialogue, the full integration of activities within the development plan of the region, responsible social and environmental governance, the reduction of our environmental footprint and therefore of our carbon footprint, and through the creation of economic and social opportunities increasingly independent of QMM. This project is a strategic test, not only in Madagascar but also in the mining industry as a whole, as we have to innovate and rethink our operations in order to combat climate change and leave a sustainable legacy," said Ny Fanja Rakotomalala, President of QMM.
For Matt Tilleard, Managing Partner of CBE, "By establishing a commercial power plant that blends solar PV, battery energy storage, and wind power, the QMM project greatly improves the island of Madagascar standing as a regional renewable energy leader. CBE is pleased to take up this technical challenge. We believe large-scale, complex commercial energy projects can be realized here in Madagascar thanks to ample supply of renewable resources, holistic government support, and knowledgeable local implementing partners.”
"This project is important in Madagascar's development strategy, particularly within the Plan Emergence Sud, which makes access to electricity for the people of the Anosy region a priority. We are pleased to see this project start on schedule, thanks to the unwavering commitment of all project sponsors and regulators. We are creating a public-private partnership model that will position Madagascar as a destination for technological innovation in the field of renewable energy and attract new expertise," said Andry Ramaroson, Minister of Energy and Hydrocarbons of the Republic of Madagascar.
The project is also an opportunity to build local expertise. QMM and CBE are also working with the local authorities to develop manufacturing capacity to produce equipment for the renewable industry at Ehoala Park, a strategic zone open to national and international investors.

Notes to editors
The sustainable mine: the key workstreams
The construction of the two solar and wind units is part of QMM's broader 'sustainable mine' initiative that aims to leave a lasting legacy for present and future generations, built independently of its mining operations. This initiative includes programmes focused on emissions reduction, waste and water management, carbon sequestration, restoration and reforestation.

A partnership in action
The implementation of the project mobilizes many Malagasy institutions and regulators, including the National Environment Office, the Maritime and River Port Authority, and the Civil Aviation of Madagascar, to ensure that it avoids or mitigates any social and environmental impacts, and to define a clear roadmap for construction according to the planned schedule. Through close collaboration between QMM, CBE, the institutions and the neighbouring communities, careful consideration of design, layout, configuration and location of the solar and wind installations has been taken. In addition, two social and environmental impact studies have been conducted, on the wind and solar components respectively, which confirm that to date there has been no impact of this project on the communities, fauna and flora.

About QIT Madagascar Minerals
QIT Madagascar Minerals (QMM), is a joint venture between Rio Tinto (80%) and the government of Madagascar (20%). It is located near Fort Dauphin in the Anosy region of south-eastern Madagascar, and primarily produces ilmenite which is a major source of titanium dioxide, predominantly used as a white pigment in products such as paints and paper.

QMM also produces zirsill used in the manufacture of ceramic tiles and certain types of electronic displays and monazite, a rare earth element, used in renewable energy technologies like high-powered permanent magnets used in wind turbines and electric vehicles.
QMM includes the deep-water Port d’Ehoala, where the raw material is shipped to the Rio Tinto Fer et Titane plant in Canada and processed into titanium dioxide.
View source version on businesswire.com: https://www.businesswire.com/news/home/20211210005032/en/

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